RMS

18006907

...ington, D.C. 20549 ...N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sumridge Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Brien — (201) 898-2525
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
413

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Thomas O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sumridge Partners LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

CEO
Title

Notary Public

2/23/2018

KATHERINE SHIM
COMMISSION # 50033829
NOTARY PUBLIC-STATE OF NEW JERSEY
MY COMMISSION EXPIRES
MARCH 04, 2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of SumRidge Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SumRidge Partners, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

New York, New York
February 23, 2018

SumRidge Partners, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	2,315,490
Due from broker		666,125
Securities owned, at fair value		489,562,774
Interest receivable		5,881,636
Furniture and equipment, net		478,938
Other assets		445,646
Total assets	$	499,350,609

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	364,644,412
Due to broker, net		20,851,498
Interest payable		3,799,194
Accounts payable and accrued expenses		15,472,920
Total liabilities		404,768,024
Member's equity		94,582,585
Total Liabilities and Member's Equity	$	499,350,609

See Notes to Statement of Financial Condition

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: SumRidge Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of SumRidge Partners Holdings, LLC (the Parent).

The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds, corporate bonds, and municipal bonds. All proprietary and customer transactions are executed and cleared through Pershing LLC and Interactive Brokers LLC (the Clearing Broker Dealers), on a fully disclosed basis, and as such, the Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. The Clearing Broker Dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principle (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statement, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities and derivatives transactions: Proprietary securities and derivatives transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions for the Company.

Recently adopted accounting pronouncements: In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statement and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which overhauled the way in which leases are accounted for effective in the year 2019. The new standard will require entities to recognize the full lease liability on the balance sheet. The Company plans to implement this new codification by the year 2020, but does not anticipate a material impact on net capital.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Municipal bonds – municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or , (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in Level 1, Level 2, or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

U.S. agency securities - U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities. Mortgage pass-throughs include to-be-announced (TBA) securities and mortgage pass-through certificates. TBA securities and mortgage pass-throughs are generally valued using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

Mortgage backed securities – MBS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs including default rates, conditional prepayment rates, loss severity, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities, which in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. MBS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Preferred securities – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1	Fair Value Measurements With External Observable Pricing Data Level 2	Fair Value Measurements With Significant Unobservable Pricing Data Level 3	Total
Assets:				
Corporate bonds	$ -	$ 392,427,989	$ -	$ 392,427,989
Municipal bonds	-	80,091,018	-	80,091,018
U.S. treasury notes	8,034,770	-	-	8,034,770
Mortgage backed securities	-	8,894,874	-	8,894,874
Equities	114,123		-	114,123
	$ 8,148,893	$ 481,413,881	$ -	$ 489,562,774
Liabilities:				
Corporate bonds	$ -	$ 330,206,511	$ -	$ 330,206,511
U.S. treasury notes	34,437,857	-	-	34,437,857
Mortgage backed securities		44	-	44
	$ 34,437,857	$ 330,206,555	$ -	$ 364,644,412

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and is recognized by the Company at the end of each reporting period. There were no transfers between Levels 1, 2 or 3 during the year.

Note 3. Due to Broker, Net

Due to broker, net at December 31, 2017, consists of the following:

	Receivable	Payable	Net
Cash/Margin	$ 48,063,627	$ 68,915,125	$ (20,851,498)

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4. Furniture and Equipment, Net

At December 31, 2017, the Company had furniture and equipment as follows:

Computer equipment	$ 516,313
Software	375,347
Furniture	36,598
Leasehold improvement	58,584
	986,842
Less accumulated depreciation and amortization	(507,904)
	$ 478,938

Note 5. Related Party

The Parent has adopted an equity plan whereby it grants common units (issued as profit interests) to employees, managers, officers and consultants of the Company. As of December 31, 2017, limitation on issuance of these units is 29,595,611 common units and these units provide the holder the right to share in the appreciation in the value of the Parent from the date of grant forward. Among other things as defined in the agreement, these units are subject to a threshold amount and vesting periods as determined by the Board of Managers of the Parent. As of December 31, 2017, 14,832,966 units were granted and outstanding. The Parent has elected to value these units on the fair value method.

Note 6. Commitments

On November 5, 2012, the Company entered into a lease amendment and term extension agreement, which extended the lease through June 30, 2016. The Company has exercised its option to extend the lease through June 30, 2019. On November 10, 2017, the Company entered into an additional lease with for space, adjacent to the existing space. This lease has a term of 7 years and is estimated to begin on September 1, 2018, though this date is not yet finalized. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

In April 2015, the Company entered into a second lease agreement for an office in Connecticut. The lease commenced in June 2015 and has a term of 24 months. The lease was renewed in June 2017 for an additional 36 months.

Note 6. Commitments (Continued)

In February 2016, the Company entered into a third lease agreement for an office in Red Bank, New Jersey. The lease commenced in March 2016 and has a term of 30 months.

Future minimum rental payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2017 for each of the remaining years and in the aggregate are:

Year ending December 31,	
2018	318,855
2019	373,102
2020	285,468
2021	270,793
2022	274,340
2023	277,887
2024	281,435
2025	189,200
	$ 691,958

Note 7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

Securities transactions are cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2017, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2017.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealers (Pershing LLC.).

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2017, the Company had net capital and net capital requirements of approximately $26,000,000 and $1,000,000, respectively, and its net capital ratio was 0.59 to 1.0. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to among other things, the minimum net capital requirements and certain notification requirements.

Note 9. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing broker (Pershing LLC) against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

SumRidge Partners, LLC

Financial Report
December 31, 2017